Exhibit 99.1

ERMENEGILDO ZEGNA GROUP ANNOUNCES PARTNERSHIP WITH TEMASEK TO SUPPORT GLOBAL GROWTH JOURNEY.
THE INVESTMENT FIRM WILL HOLD A 10% STAKE IN THE ITALIAN LUXURY GROUP

•Ermenegildo Zegna Group and Temasek signed a share purchase and investor rights agreement under which the Italian Group will sell 14.1m in the Company’s treasury shares to the Singapore-headquartered investment company at a price of $8.95 per share

•Upon closing, Temasek will hold, in total, 26.8m shares, equal to 10% of Ermenegildo Zegna Group’s ordinary shares outstanding, having previously acquired 12.7m shares on the market

•At the completion of the purchase, the Ermenegildo Zegna Group will receive $126.4m in cash

•Nagi Hamiyeh, Head of EMEA of Temasek, is expected to become a non-executive member of the Board of Directors at its next annual General Meeting

•The transaction affirms the strength of the Ermenegildo Zegna Group’s vision and enhances its financial flexibility to support the organic growth of its current brands’ portfolio

July 29th, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) and Venezio Investments Pte. Ltd., an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”) today announced an agreement under which the Singapore-headquartered investment company will invest in the Italian luxury Group. Temasek has agreed to purchase 14,121,062 in the Company treasury shares, at a price of $8.95 per share (the “Transaction”), in line with the volume-weighted average of ZGN shares’ prices over the period from June 30 to July 25, 2025. Temasek has previously acquired 12,699,981 ordinary shares of the Company through market purchases which, together with the shares to be acquired in the Transaction, will represent a 10% stake in the Company’s ordinary share capital outstanding after conclusion of the Transaction.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, commented: “I am delighted to welcome Temasek as a strategic investor in our Group’s shareholder base. Their investment is a strong endorsement of our vision and long-term growth potential, while firmly recognizing the global significance of the Italian luxury sector. With Temasek’s partnership, we are even better positioned to help strengthen our organic expansion globally and to reinforce our unique role as a custodian of truly authentic brands.”

Nagi Hamiyeh, Head of EMEA of Temasek commented: “Ermenegildo Zegna Group has successfully established itself in the high-end luxury segment and presents significant long-term value creation opportunities across each brand. Our investment in them underscores our ongoing commitment to support leading European businesses with strong track records and global potential. We look forward to being a thoughtful, long-term partner to the Zegna family and management team, empowering them to execute on their growth strategy and supporting their vision to elevate their iconic brands and global footprint.”

Upon the closing of the Transaction, Ermenegildo Zegna Group will receive a total cash consideration of $126.4m. The Transaction will reinforce the Group’s balance sheet at a time when management is well-positioned to capitalize on the strong momentum of its brands. The enhanced financial flexibility will allow the Group to carefully seize selected opportunities for accelerating the organic growth of the current brand portfolio. Temasek wealth of experience in the luxury sector and deep knowledge of the Asian market will contribute to the Ermenegildo Zegna Group growth prospects and support the expansion in key geographies where the Group’s presence remains underdeveloped.

Nagi Hamiyeh, Head of EMEA of Temasek, is expected to join the Group’s Board of Directors in June 2026.

The Transaction is expected to close by July 30th, 2025.

Ermenegildo Zegna Group has been assisted by UBS AG and Sullivan & Cromwell LLP as financial advisor and legal counsel, respectively.

About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.

About Temasek
Temasek is a global investment company headquartered in Singapore, with a net portfolio value of S$434 billion (€299b) as at 31 March 2025. Its Purpose “So Every Generation Prospers” guides it to make a difference for today’s and future generations. Temasek seeks to build a resilient and forward-looking portfolio that will deliver sustainable returns over the long term. It has 13 offices in 9 countries around the world: Beijing, Hanoi, Mumbai, Shanghai, Shenzhen, and Singapore in Asia; and Brussels, London, Mexico City, New York, Paris, San Francisco, and Washington, DC outside Asia.

Contacts Ermenegildo Zegna Group

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
ir@zegna.com / corporatepress@zegna.com
***

Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, and sanctions imposed onto Russia); the occurrence of acts of terrorism or similar events, conflicts or civil unrest; developments in Greater China and other growth and emerging markets; existing or future disputes, proceedings or litigation; future sales of our securities in the public market; our ability to maintain compliance with applicable listing standards; volatility in our share price; sanctions “trade wars”; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties , including credit risks; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; any impact of a possible cybersecurity breach, the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate;

global political conditions, economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; accidents or the occurrence of other unexpected events and any other factors, risks and uncertainties, including those described in our filings with the SEC.

Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.